1013605

2-25-02

02020507

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 25, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ______________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ______________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

INSIDER REPORT

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: PRECISION DRILLING CORPORATION

SUITE 4200, 150 - 6th Avenue S.W.
CALGARY, ALBERTA T2P 3Y7

CUSIP No. IF KNOWN: 7 4 0 2 2 D

FILE No:

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 7

DATE OF LAST REPORT FILED OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER: DAY 03 MONTH 01 YEAR 02

CHANGE FROM PREVIOUS REPORT YES ☐ NO ☑

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CAMPBELL

GIVEN NAMES (IN ORDER): JAN

No / STREET / APT: C/O 4200, 150 - 6 AVE SW

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3Y7

INSIDER NUMBER IF KNOWN:

CUSIP No:

BUSINESS TELEPHONE NUMBER: 403 716-4517

CORRESPONDENCE: (QUEBEC AND FEDERAL ONLY) ENGLISH (1) [X] FRENCH (2) [ ]

CHANGE FROM PREVIOUS REPORT YES ☐ NO ☑

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE.

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	[X]	MANITOBA	[X]
BANK ACT	[ ]	ONTARIO	[X]
BRITISH COLUMBIA	[X]	QUÉBEC	[X]
CBCA	[ ]	SASKATCHEWAN	[X]

PRINCE EDWARD ISLAND
NOVA SCOTIA, NEWFOUNDLAND
OTHERS NEW BRUNSWICK

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY, AND LIST SECURITIES OF ALL CLASSES HELD — SEE ALSO INSTRUCTION 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	Ⓒ TRANSACTIONS SEC. CODE	DATE (DAY MONTH YEAR)	NATURE	NUMBER VALUE ACQUIRED	NUMBER VALUE DISPOSED OF	UNIT PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ OWNERSHIP	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
STOCK OPTIONS	22,000		18 02 02	76		2,000	30.625		20,000	0	
COMMON SHARES	Ø		18 02 02	76	2,000		30.625		2,000	0	
COMMON SHARES	2,000		18 02 02	10		1,600	40.10		400	0	
COMMON SHARES	400		18 02 02	10		400	40.11		NIL	0	
COMMON SHARES	336,975								336,975	1	DPSP

ATTACHMENT YES ☐ NO ☑

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

KEEP A COPY FOR YOUR FILE.

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

6. REMARKS

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2002
WASH. D.C.
354

7. SIGNATURE

NAME (BLOCK LETTERS): JAN CAMPBELL

SIGNATURE: Jan Campbell

DATE OF THE REPORT: DAY 22 MONTH 02 YEAR 02

INSIDER REPORT

1. IDENTIFICATION OF THE REPORTING ISSUER (BLOCK LETTERS)

NAME OF REPORTING ISSUER: PRECISION DRILLING CORPORATION

SUITE 4200, 150 - 6th Avenue S.W.
CALGARY, ALBERTA T2P 3Y7

CUSIP No IF KNOWN: 7 4 0 2 2 D

FILE No:

2. INSIDER DATA

RELATIONSHIP(S) WITH REPORTING ISSUER: 7

DATE OF LAST REPORT FILED OR IF INITIAL REPORT DATE ON WHICH YOU BECAME AN INSIDER: DAY 03 MONTH 01 YEAR 02

CHANGE FROM PREVIOUS REPORT: YES ☐ NO ☑

3. IDENTIFICATION OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: JACOBSEN

GIVEN NAMES (IN ORDER): JOHN

No / STREET / APT: c/o 4200, 150 - 6 Ave SW

CITY: CALGARY

PROV.: AB POSTAL CODE: T2P 3L7

INSIDER NUMBER IF KNOWN:

CUSIP No:

BUSINESS TELEPHONE NUMBER: 403 716-4517

CORRESPONDENCE (QUEBEC AND FEDERAL ONLY): ENGLISH (1) ☒ FRENCH (2) ☐

CHANGE FROM PREVIOUS REPORT: YES ☐ NO ☑

SEE INSTRUCTIONS ON THE BACK
GREY AREAS ARE RESERVED FOR INTERNAL USE.

4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

ALBERTA	☒	MANITOBA	☒
BANK ACT	☐	ONTARIO	☒
BRITISH COLUMBIA	☒	QUÉBEC	☒
CBCA	☐	SASKATCHEWAN	☒

PRINCE EDWARD ISLAND
NOVA SCOTIA, NEWFOUNDLAND
OTHERS: NEW BRUNSWICK

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT COMPLETE COLUMNS Ⓐ, Ⓓ, Ⓔ AND Ⓕ ONLY, AND LIST SECURITIES OF ALL CLASSES HELD — SEE ALSO INSTRUCTION 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ PREVIOUS BALANCE OF CLASS OF SECURITIES TRADED	Ⓒ TRANSACTIONS: SEC. CODE	DATE (DAY MONTH YEAR)	NATURE	NUMBER-VALUE ACQUIRED	NUMBER-VALUE DISPOSED OF	UNIT PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ OWNERSHIP	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT
STOCK OPTIONS	30,000		21 02 02	76		10,000	30.625		20,000	D	
COMMON SHARES	1,000		21 02 02	76	10,000		30.625		11,000	D	
COMMON SHARES	11,000		21 02 02	10		10,000	41.00		1,000	D	

ATTACHMENT YES ☐ NO ☑

This form is used as a common report for the insider reporting requirements under all provincial securities acts, the Canada Business Corporations Act (CBCA) and the Bank Act. The terminology used is generic to accommodate the various acts.

The undersigned hereby certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances under which it is made, contains a misrepresentation.

KEEP A COPY FOR YOUR FILE.

6. REMARKS

RECEIVED FEB 27 2002 PROCESSING SECTION WASH, DC 354

7. SIGNATURE

NAME (BLOCK LETTERS): JOHN JACOBSEN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 22 MONTH 02 YEAR 02

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________________
Jan M. Campbell
Corporate Secretary

Date: February 25, 2002